UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

MAGIC SOFTWARE ENTERPRISES LTD. (the “Company”)

Further to the Company’s prior disclosures regarding the reverse triangular merger contemplated by the merger agreement dated November 3, 2025 and February 5, 2026, by and among the Company, Matrix I.T Ltd. (“Matrix”) and Magitrix Ltd. (the “Merger” and the “Merger Agreement”), the Company is pleased to update as follows:

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

1.	Expected Date for Receipt of the Merger Certificate and Completion of the Merger

The Company is pleased to update that the merger certificate to be issued by the Israeli Registrar of Companies in connection with the Merger (the “Merger Certificate”) is expected to be received on February 24, 2026. Upon receipt of the Merger Certificate, all Conditions Precedent to completion of the Merger will have been satisfied, and Closing is expected to occur thereafter on the same date.

On the date of receipt of the Merger Certificate, the Company will publish additional report on Form 6-K regarding its receipt, as well as the Effective Date for entitlement to the Merger Consideration and the Closing Date of the Merger.

2.	Merger Consideration; Exchange Ratio

Eligible Shareholders of the Company are expected to hold, immediately following completion of the Merger, 31.125% of the issued and paid-up share capital of Matrix on a fully diluted basis, and the shareholders who held Matrix ordinary shares immediately prior to completion of the Merger are expected to hold 68.875% of the issued and paid-up share capital of Matrix on a fully diluted basis. For this purpose, “issued and paid-up share capital of Matrix on a fully diluted basis” shall have the meaning ascribed to it in the Merger Agreement.

Accordingly, at Closing, the Eligible Shareholders will receive, in exchange for their Company shares, an aggregate of 28,861,563 ordinary shares of Matrix, representing 0.5878202 Matrix ordinary shares for each one (1) Company ordinary share, pursuant to the Exchange Ratio.

3.	Delisting and Post-Merger Status

Upon completion of the Merger, the Company’s ordinary shares will be delisted from trading on the Tel Aviv Stock Exchange (“TASE”) and from NASDAQ, and the Company will become a private company wholly owned by Matrix.

Forward Looking Statements

Certain matters discussed in this report are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the receipt of the merger certificate from the Registrar of Companies and the expected date of the closing of the Merger Transaction, general economic conditions, and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

By:	/s/ Asaf Berenstin
Name:	Asaf Berenstin
Title:	Chief Financial Officer

Dated: February 18, 2026

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